UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of April, 2000


                            Koor Industries Ltd.
---------------------------------------------------------------------------
              (Translation of registrant's name into English)

                 4 Kaufman Street, Tel-Aviv, 68012, Israel
---------------------------------------------------------------------------
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.



     /s/ Shlomo Heller
--------------------------------             Date:  April 3, 2000
By:  Shlomo Heller
Title: General Counsel and
       Company Secretary



EXHIBIT        DESCRIPTION

    A Translation from Hebrew to English of an Immediate Report (the "Report"), which was served on the Israeli Securities Authority, The Tel- Aviv Stock Exchange Ltd. and the Registrar of Companies, on March 23, 2000, regarding the decision of Koor's board of directors to amend the employees option plans.



The Securities Authority            The Tel Aviv Stock Exchange       The Registrar of Companies
22 Kanfei Nesharim St.              54 Ahad Ha'am St.                 97 Yafo St.
Jerusalem 95464                     Tel Aviv 65202                    Jerusalem 91007
---------------                     ----------------                  ---------------
Fax: 02-6513940                     Fax: 03-5105379


Dear Sirs,


      RE:  IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 13/2000)
           -----------------------------------------------------

           COMPANY NO.  52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. Yesterday, Koor's board of directors decided to amend the employees option plans, which allotted options to senior employees of Koor. The amendments do not apply to options held by interested parties in Koor.

2. In regard to options whose "determining date" is July 16, 1998 (248,333 options), the adjustment of the exercise price due to a dividend distribution, which is stated in the original plan, will apply to all options, including options that their exercise date occurs prior to a dividend distribution.



3. Further, the board of directors decided, in regard to the options stated in paragraph 2 above, and the options whose "determining dates" are July 24, 1997 and October 28, 1997 (120,938 options), that an employee who resigned and has options that reached their exercise date prior to the resignation, the exercise period will be a total of 5 years from the beginning date of the plan (and not only for a period of 90 days).

4. As stated, according to the board of directors' decision, the amendments apply only to employees that are not interested parties in Koor Industries, Ltd.



                        Yours sincerely,

                        Shlomo Heller, Adv.
                        Legal Counsel